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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2001
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50194



PROCESSING
RECEIVED
MAR 0 1 2002
143
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CFBD I, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
30 South Wacker Drive, Suite 2707
(No. and Street)

Chicago	**IL**	**60606-7405**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Gordon **312-906-7366**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

233 South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SO 3-28-02

OATH OR AFFIRMATION

I, Andrew Hick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CFBD I, L.L.C., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public



NOTARY PUBLIC STATE OF ILLINOIS
"OFFICIAL SEAL"
CHERYL L. HUEBNER
COMMISSION EXPIRES 05/03/05

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Auditors

The Sole Member
CFBD I, L.L.C.

We have audited the accompanying statement of financial condition of CFBD I, L.L.C. (the Company) as of December 31, 2001. This statement of financial condition is the responsibility of the management of the Company. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CFBD I, L.L.C. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Chicago, Illinois
February 15, 2002

CFBD I, L.L.C.

Statement of Financial Condition

December 31, 2001
(In Thousands)

Assets	
Cash and cash equivalents	$ 10,664
Securities owned	172,648
Due from brokers	85,520
Interest and dividends receivable	358
Other	10
	$269,200
Liabilities and member's equity	
Securities sold, not yet purchased	$194,474
Due to affiliate	111
Interest and dividends payable	385
Other liabilities	1,037
	196,007
Member's equity	73,193
	$269,200

See accompanying notes.

Notes to Statement of Financial Condition
(In Thousands)

1. Organization of the Company

CFBD I, L.L.C. (the Company), a Delaware limited liability company, trades and invests in securities, primarily engaging in the trading of equity options and securities. The Company commenced operations on April 21, 1997. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC). On April 30, 2001, Compass I, L.P (the Limited Partnership) exchanged its ownership in the Company for an interest in CF Holdings I, L.L.C. (the Master Fund). The Company's sole member is the Master Fund. The general partner of the Limited Partnership is Compass Asset Management, L.L.C. (the General Partner). Prior to July 1, 1997, the Company was wholly owned by the General Partner.

The operations and assets of the Company are managed by the General Partner and the fees for these services are borne by the Limited Partnership.

2. Summary of Significant Accounting Policies

Securities and commodity transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are carried at fair value based on listed market prices.

Cash and cash equivalents include short-term investments with maturities of 90 days or less at time of purchase.

Securities and derivatives transactions are recorded on a trade-date basis. Securities owned, securities sold, not yet purchased, and derivative financial instruments are carried at market value based on quoted market prices. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the statement of financial condition. Futures contracts are valued at market value, based on exchange settlement prices.

Receivables and payables relating to trades pending settlement and open futures contracts are netted in due from brokers in the statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results may differ from those estimates.

Federal income taxes are not provided for by the Company because taxable income or loss of the Company is includable in the income tax return of the owner.

3. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2001, securities owned and securities sold, not yet purchased by the Company were as follows:

	Owned	Sold
Equity securities	$ 95,513	$180,669
Equity options	60,851	13,805
Short term debt securities	16,284	–
	$172,648	$194,474

All securities owned may be pledged by the clearing broker on terms that permit the clearing broker to sell or re-pledge the securities subject to certain limitations.

4. Due From/To Brokers

The Company conducts business with two brokers for its clearance and settlement. The clearing and depository operations of the Company's trading activities are performed by these brokers pursuant to agreements.

Substantially all assets and liabilities of the Company reflected on the statement of financial condition are positions with and amounts due from/to these brokers.

5. Financial Instruments

Substantially, all of the Company's assets and liabilities are considered financial instruments, and are either already reflected at fair value or are short-term or are replaceable on demand. Therefore, their carrying amounts approximate fair values.

5. Financial Instruments (continued)

Derivative Financial Instruments

Derivatives are financial instruments, which include options, futures, and options on futures contracts, whose value is based upon an underlying asset, index, or reference rate. The Company uses derivative financial instruments as part of its proprietary trading strategies as well as managing the market and credit risks as part of its overall risk management process. The Company's derivative contracts are exchange-traded and are of standardized contract values. The Company records its derivative activities at market value. At December 31, 2001, the Company held index futures with an unrealized gain of $148 that are included in Due from broker, and netted with other balances owed to/from the same broker

The Company's trading activities expose the Company to market risk. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. All derivative instruments entered into by the Company are exchange-traded. For exchange-traded contracts, the clearing organization acts as the counterparty of specific transactions, and therefore, bears the risk of delivery to and from counterparties.

6. Net Capital Requirements

As a broker-dealer registered with the Securities and Exchange Commission, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain minimum net capital equal to $250.

At December 31, 2001, the Company had net capital of $31,662, which was $31,412 in excess of its required net capital. The Rule may effectively restrict advances to affiliates or capital withdrawals.

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, a Statement of Financial Condition at December 31, 2001, is available for examination at the Company's Chicago office and at the Chicago regional office of the Commission.